Staples, Inc.

Five Hundred Staples Drive

Framingham, MA 01702

May 14, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Staples, Inc.

Registration Statement on Form S-4

File No. 333-202909

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Staples, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-202909), as amended (the “Registration Statement”), so that it may become effective at 4:30 pm Eastern time on May 15, 2015, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Mark G. Borden of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6675 with any questions you may have concerning this request. In addition, please notify Mr. Borden if and when this request for acceleration has been granted and the Registration Statement has been declared effective.

Very truly yours,

STAPLES, INC.

By:	/s/ Michael T. Williams
	Name:	Michael T. Williams
	Title:	General Counsel